

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

May 10, 2010

China Green Agriculture, Inc.
Ying Yang-Chief Financial Officer
3rd Floor, Borough A, Block A, No. 181,
South Taibai Road, X'ian, Shaanxi Province,
People's Republic of China 710065

      Re: **China Green Agriculture, Inc.**
           Form 10-K for the fiscal year ended June 30, 2009
           File Number: 001-34260

Dear Ms. Yang:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended June 30, 2009

Notes to Consolidated Financial Statements

Note 14- Income Taxes, page F-17

1. You indicate that, due to your non-operating status in the U.S. and tax free status in China, you had no deferred taxes for the fiscal years ended June 30, 2009 and 2008. However, we note that Techteam Jinong is taxed at a 15% rate. In addition, your disclosure in the first paragraph of Note 14 indicates that deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of your assets and liabilities and the related financial reporting amounts at the end of each period. As such, please clarify your position that you had no deferred taxes due to your non-operating status in the U.S. and tax free status in China. Also, please tell us, in detail, how your current disclosures comply with the disclosure requirements set forth in paragraphs 43-49 of SFAS 109.

2. We note that you reconciled the U.S. statutory rate to your effective tax rate. In this regard, it is not clear why you used the U.S. statutory rate when all of your operations are conducted in the People's Republic of China. Please advise.

3. You indicate that you have a net operating loss in other tax jurisdictions. However, you disclose that all of your operations are conducted in the People's Republic of China. As such, please tell us the other tax jurisdictions in which you operate as well as the nature of the losses incurred in such jurisdictions.

Note 16 – Stockholders Equity, page F-18

4. We note your disclosure with respect to the 2009 Make Good Shares, and the transfer of those 3,156,808 shares to Mr. Tao Li in the event the 2009 Targets were met. We also note that, according to your Form 8-K, dated December 26, 2007, filed in connection with the Securities Purchase Agreement and the Private Placement, Mr. Tao Li was given the opportunity to acquire up to 6,535,676 additional shares (the "Earn In Shares"), if certain conditions were met. The first of these conditions was the entry by Mr. Tao Li into a binding employment agreement for a term of not less than five years. Additional conditions included the achievement of defined profit levels for the fiscal year ending June 30, 2008. Based on the table of ownership included in your most recent Proxy Statement, it appears that Mr. Tao Li has received all of the 2009 Make Good Shares as well as all of the Earn In Shares. In this regard, we note your disclosure in the aforementioned Form 8-K, dated December 26, 2007, that one of the purposes of the arrangements with respect to the Earn In Shares was to incentivize Mr. Tao Li in connection with TechTeam's business. Accordingly, since Mr. Tao Li did in fact enter into a binding five-year employment agreement in early 2008, it appears his receipt of shares in connection with his employment could be

viewed as compensatory. This would include shares received upon the achievement of defined profit levels for the fiscal years ending June 30, 2008 and 2009. Please tell us why your results of operations for the fiscal years ending June 30, 2008 and 2009 do not reflect any compensation expense relating to these arrangements. In your response, include a discussion of the accounting literature you relied upon in reaching your conclusions.

5. Please provide us with a copy of the employment agreement with respect to Mr. Tao Li, and tell us why this employment agreement was not filed as an exhibit to your Form 10-K.

6. We note the disclosure that you incurred Effectiveness Damages of $704,494 resulting from the late effectiveness of your Registration Statement on Form S-1. Please tell us how these damages are reflected on your consolidated statements of income. In this regard, on page 35, you refer to a "one-time" charge of $506,142 that appears to relate to the same matter. Also, if amounts related to liquidated damages are included in interest expense, consider revising your consolidated statements of income in future filings to reflect such amounts as a separate line item since these amounts do not represent interest incurred with respect to borrowings.

Signatures, page S-1

7. In future filings, please include the signatures of your principal executive, principal financial and principal accounting officers in the second signature block with those of the majority of your board of directors. Refer to General Instruction D to the Form 10-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief